Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 16, 2019
Relating to Preliminary Prospectus Supplement dated August 16, 2019 and
Prospectus dated August 16, 2019
Registration No. 333-233317

BlackRock TCP Capital Corp.
$150,000,000
3.900% Notes due 2024

PRICING TERM SHEET
August 16, 2019

The following sets forth the final terms of the 3.900% Notes due 2024 and should only be read together with the preliminary prospectus supplement dated August 16, 2019, together with the accompanying prospectus dated August 16, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	BlackRock TCP Capital Corp. (“TCPC”)

Security	3.900% Notes due 2024

Aggregate Principal Amount Offered	$150,000,000

Maturity	August 23, 2024, unless earlier repurchased or redeemed

Trade Date	August 16, 2019

Price to Public (Issue Price)	98.757%

Coupon (Interest Rate)	3.900% per year

Yield to Maturity	4.178%

Spread to Benchmark Treasury	T+275 basis points

Benchmark Treasury	1.750% UST due July 31, 2024

Benchmark Treasury Price and Yield	101-17; 1.428%

Interest Payment Dates	February 23 and August 23, commencing February 23, 2020

Make-Whole Redemption
Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

-   100% of the principal amount of the notes to be redeemed, or

-   the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the notes to be redeemed, discounted to the redemption date on a semi annual basis (assuming a 360 day year consisting of twelve 30 day months) using the applicable Treasury Rate plus 45 basis points, plus, in each case, accrued and unpaid interest to the redemption date.

Change of Control
Holders have the right to require TCPC to repurchase the notes at 100% of their principal amount plus accrued and unpaid interest to, but not including, the repurchase date, if any, in the event of a change of control repurchase event.

Settlement Date	August 23, 2019 (T+5)

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	09259E AA6

ISIN	US09259EAA64

Book-Running Manager	BofA Securities, Inc.

Bookrunners
Wells Fargo Securities, LLC; Deutsche Bank Securities Inc.; Raymond James & Associates, Inc.; Keefe, Bruyette & Woods, Inc.; ING Financial Markets LLC; Capital One Securities, Inc.; Oppenheimer & Co. Inc. and SMBC Nikko Securities America, Inc.

TCPC expects that delivery of the Notes offered hereby will be made against payment therefor on or about August 23, 2019, which will be the fifth business day following the date of the pricing of the Notes offered hereby (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes offered hereby initially will settle in T+5 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Certain U.S. Federal Income Tax Matters—Original Issue Discount

The following summary of certain U.S. federal income tax considerations supplements the discussion set forth under the heading “U.S. Federal Income Tax Matters” in the accompanying Preliminary Prospectus and is subject to the qualifications and assumptions set forth therein.

The Notes are not being issued with original issue discount (“OID”) for U.S. federal income tax purposes. Accordingly, the discussion of OID set forth under the heading “U.S. Federal Income Tax Matters” in the accompanying Preliminary Prospectus will not apply to holders of the Notes. All holders are urged to consult their own tax advisors regarding their particular circumstances.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of TCPC before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contain this and other information about TCPC and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet, is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of TCPC and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

TCPC’s shelf registration statement relating to these securities is on file and was deemed immediately effective upon filing with the Securities and Exchange Commission. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. When available, copies may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling (800) 294-1322, or by email: dg.prospectus_requests@baml.com.